FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of Finance Division

Date: March 16, 2006

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Changes in Directors

[Translation]

March 16, 2006

To All Persons Concerned

Name of Company listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director
(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Akihiko Toyotani
General Manager of Finance Division
(Tel: 075-604-3500)

Changes in Directors

This is to advise you that Kyocera Corporation will change its directors to enhance Kyocera Group’s management organization under its global consolidation system effective as from April 1, 2006, following the approval of the Board of Directors Meeting which will be held on March 27, 2006 as set forth below. Kyocera will also discontinue the use of titles of CEO, COO and CFO under its executive officer system on March 31, 2006 which has been effective since June 2005.

Changes in directors title (effective as from April 1, 2006)

Name	New Title [New Assignment]	Former Title [Former Assignment]
Yasuo Nishiguchi	Advisor and Director	Chairman of the Board and Representative Director CEO (Chief Executive Officer)

Noboru Nakamura	Chairman of the Board and Representative Director [Chairman and Representative Director of KYOCERA Chemical Corporation] [President and Representative Director of Japan Medical Materials Corporation]	Director [President and Representative Director of KYOCERA Chemical Corporation] [President and Representative Director of Japan Medical Materials Corporation]

Masahiro Umemura	Vice Chairman and Representative Director	Vice Chairman and Representative Director CFO (Chief Financial Officer)

Yuzo Yamamura	Vice Chairman and Representative Director [President and Representative Director of KYOCERA ELCO Corporation]	Director [President and Representative Director of KYOCERA ELCO Corporation]

Naoyuki Morita	Vice Chairman and Representative Director [President and Representative Director of KYOCERA Communication Systems Co., Ltd.]	Director [President and Representative Director of KYOCERA Communication Systems Co., Ltd.]

Makoto Kawamura	President and Representative Director President and Executive Officer	President and Representative Director COO (Chief Operating Officer)

*	Iwao Yamazaki, presently Chairman and Representative Director of KYOCERA Chemical Corporation (KCC) will be President and Representative Director of KCC effective as from April 1, 2006.